SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Twinlab Consolidated Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

901773 101

(CUSIP Number)

Mr. Thomas A. Tolworthy

Twinlab Consolidated Holdings, Inc.

632 Broadway, Suite 201

New York, NY 10012

Telephone (212) 651-8500

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

September 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Thomas A. Tolworthy

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
			(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	SC

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States

	NUMBER OF	7)	SOLE VOTING POWER
	SHARES		130,870,132
	BENEFICIALLY	8)	SHARED VOTING POWER
	OWNED BY		0
	EACH	9)	SOLE DISPOSITIVE POWER
	REPORTING		65,564,030
	PERSON WITH	10)	SHARED DISPOSITIVE POWER
			65,306,102
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	130,870,132

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	59.49(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN

(1) Based on 220,000,000 shares outstanding at September 16, 2014, as disclosed by the Issuer in its Current Report on Form 8-K, filed on September 22, 2014.

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Item 1. Security and Issuer.

This Statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Twinlab Consolidated Holdings, Inc., a Nevada corporation formerly named Mirror Me, Inc. (the “Company”). The Company's principal executive offices are located at 632 Broadway, Suite 201, New York, New York 10012.

Item 2. Identity and Background.

(a)-(c) This Statement is filed by Thomas A. Tolworthy (“Tolworthy”).

Tolworthy is the Chief Executive Officer and President of the Company. Tolworthy is a United States citizen and has a business address at c/o Twinlab Consolidated Holdings, Inc., 632 Broadway, Suite 201, New York, New York 10012.

(d)-(e) Tolworthy has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Tolworthy acquired the shares of Common Stock that are the subject of this Statement on September 16, 2014 as a result of being a stockholder of Twinlab Consolidation Corporation, a Delaware corporation (“TCC”), of which the Company acquired 100% of the ownership pursuant to the Agreement and Plan of Merger, dated September 4, 2014, by and among the Company, TCC MERGER CO (“Sub Co”) and TCC, as amended by a First Amendment to Agreement and Plan of Merger, dated September 16, 2014, by and among the Company, Sub Co and TCC (as so amended, the “Merger Agreement”).

Tolworthy acquired the shares of TCC that were converted into shares of Common Stock as a result of the transactions contemplated by the Merger Agreement pursuant to a (i) Restricted Stock Purchase Agreement, dated as of November 4, 2013, between TCC and Tolworthy (the “RSPA”) and (ii) Subscription and Surrender Agreement, dated as of September 3, 2014, by and between TCC and Tolworthy (the “Surrender Agreement”).

The foregoing descriptions of the Merger Agreement, RSPA and Surrender Agreement are qualified in their entirety by reference to the full text of such documents, which documents are exhibits to this Statement.

Item 4. Purpose of Transaction.

(a)- (j) The shares of Common Stock owned by Tolworthy are held for investment purposes. Except as described in this Item 4, Tolworthy has no present plans or proposals that would relate to or result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the Board of Directors of the Company or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act") or (x) any action similar to any of those enumerated above. Tolworthy expects to evaluate on an ongoing basis the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic conditions and other factors. Accordingly, Tolworthy reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, Tolworthy may purchase additional shares of Common Stock, or may sell or otherwise dispose of all or portions of the Common Stock beneficially owned by him, in public and private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of his positions in, or to obtain greater exposure to, the Common Stock or other securities. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of any of his Common Stock by the Act and the Securities Act of 1933, as amended.

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Tolworthy acquired shares in TCC on November 4, 2013 pursuant to the RSPA. The shares issued were subject to time vesting only. Half the shares vested on the purchase date and the remaining half vest in 24 equal monthly installments. Under the RSPA, the vesting of unvested shares would be accelerated on the occurrence of a Corporate Transaction (that is, a merger, consolidation or sale of TCC or substantially all of its assets). TCC became a wholly-owned subsidiary of the Company pursuant to the consummation of the Merger Agreement (the “Merger”). Pursuant to the Merger, each share of TCC’s (i) common stock, par value $0.0001 per share, was converted on a one-for-one basis into shares of Common Stock and (ii) each share of Series A Redeemable Preferred Stock, par value $0.0001, was converted into 26,870,132 shares of Common Stock. The Merger did not constitute a Corporate Transaction, and 104,000,000 of the shares of Common Stock received in the Merger are subject to the same vesting conditions as the TCC common shares owned immediately prior to the Merger. 30,333,330 shares of Common Stock remain unvested as of the date of filing this Statement. Unvested shares are bought back at par value if Tolworthy ceases to be employed by the Company.

Pursuant to a Securities Purchase Agreement, dated as of August 1, 2014 (the “Health SPA”), by and between TCC and Health KP, LLC (“Health”), Tolworthy is obligated to purchase 3,493,450 shares of Common Stock from Health, at a purchase price of $.02 per share, in the event the transactions contemplated by an Option Agreement by and between an affiliate of Health and TCC are not consummated in accordance with its terms. The shares subject to such repurchase obligation are not included in the shares listed as beneficially owned by Tolworthy in this Statement.

Pursuant to a Securities Purchase Agreement, dated as of August 1, 2014 (the “Huntington SPA”), by and between TCC and 2014 Huntington Holdings, LLC (“Huntington”), Tolworthy is obligated to purchase 1,528,384 shares of Common Stock from Huntington, at a purchase price of $.02 per share, in the event the transactions contemplated by a Call Option Agreement by and between an affiliate of Huntington and TCC are not consummated in accordance with its terms. The shares subject to such repurchase obligation are not included in the shares listed as beneficially owned by Tolworthy in this Statement.

Pursuant to the Surrender Agreement, Tolworthy will contribute, for no consideration, up to 65,306,102 shares of the Common Stock he holds to facilitate acquisitions and the raising of capital by the Company, provide a pool of shares to be used for incentive awards by the Company and for use by the Company for other proper purposes, without such events diluting the interests of other shareholders. If the Company elects to have Mr. Tolworthy contribute all shares it has the right to call, Mr. Tolworthy’s ownership would be reduced to 65,564,030 shares of Common Stock, or 29.8%.

The foregoing descriptions of the (i) Surrender Agreement; (ii) Health SPA and (iii) Huntington SPA are qualified in their entirety by reference to the full text of such documents, which documents are exhibits to this Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

(a) Tolworthy beneficially owns (as defined by Rule 13d-3 under the Act) 130,870,132 shares, or 59.49% of the shares, of Common Stock outstanding as of September 16, 2014.

(b) Tolworthy has sole power to vote or to direct the vote of 130,870,132 shares of Common Stock, sole power to dispose or to direct the disposition of 65,564,030 shares of Common Stock and shared power to dispose of 65,306,102 shares of Common Stock. Pursuant to the Surrender Agreement, the Company has shared power to dispose of 65,306,102 shares of Common Stock. See Item 4 of this Statement.

(c) Except for the transactions contemplated by the Agreements described in Items 3 and 4 of this Statement, Tolworthy did not effect any transaction in the Common Stock during the past sixty days.

(d) Tolworthy is entitled to receive dividends or proceeds from the sale of shares of Common Stock by Tolworthy.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3 and 4 of this Statement is incorporated herein by reference.

Other than the Agreements described in Items 3 and 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Tolworthy and any other person with respect to any securities of the Company.

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Item 7. Material To Be Filed As Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated September 4, 2014, by and among Twinlab Consolidated Holdings, Inc., TCC MERGER CO and Twinlab Consolidation Agreement.

Exhibit 2	First Amendment to Agreement and Plan of Merger, dated September 16, 2014, by and among Twinlab Consolidated Holdings, Inc., TCC MERGER CO and Twinlab Consolidation Corporation.

Exhibit 3	Restricted Stock Purchase Agreement, dated as of November 4, 2013, by and between Twinlab Consolidation Corporation and Thomas Tolworthy.

Exhibit 4	Subscription and Surrender Agreement, dated as of September 3, 2014, by and between Twinlab Consolidation Corporation and Thomas Tolworthy.

Exhibit 5	Securities Purchase Agreement, dated as of August 1, 2014 by and between Twinlab Consolidation Corporation and Health KP, LLC.

Exhibit 6	Securities Purchase Agreement, dated as of August 1, 2014, by and between Twinlab Consolidation Corporation and 2014 Huntington Holdings, LLC.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2014

/s/ Thomas A. Tolworthy
Thomas A. Tolworthy

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EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger, dated September 4, 2014, by and among Twinlab Consolidated Holdings, Inc., TCC MERGER CO and Twinlab Consolidation Agreement (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed September 4, 2014).

Exhibit 2	First Amendment to Agreement and Plan of Merger, dated September 16, 2014, by and among Twinlab Consolidated Holdings, Inc., TCC MERGER CO and Twinlab Consolidation Corporation (incorporated by reference to Exhibit 2.1.1 to the Company’s Current Report on Form 8-K filed September 17, 2014).

Exhibit 3	Restricted Stock Purchase Agreement, dated as of November 4, 2013, by and between Twinlab Consolidation Corporation and Thomas Tolworthy (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed September 22, 2014).

Exhibit 4	Subscription and Surrender Agreement, dated as of September 3, 2014, by and between Twinlab Consolidation Corporation and Thomas Tolworthy (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed September 22, 2014).

Exhibit 5	Securities Purchase Agreement, dated as of August 1, 2014 by and between Twinlab Consolidation Corporation and Health KP, LLC.

Exhibit 6	Securities Purchase Agreement, dated as of August 1, 2014, by and between Twinlab Consolidation Corporation and 2014 Huntington Holdings, LLC.

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Exhibit 5

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of August 1, 2014, by and between Twinlab Consolidation Corporation, a Delaware corporation, with offices at 632 Broadway, Suite 201, New York, New York 10012 (the “Company”), and Health KP, LLC, a Delaware limited liability company (the “Purchaser”).

Recitals

A. The Company and the Purchaser are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506 of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “Commission”) under the Securities Act.

B. The Purchaser wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement an aggregate of 3,493,450 shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company (the “Shares”).

Now, Therefore, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

Article 1

DEFINITIONS

1.1              Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the meanings indicated in this Section 1.1:

“Action” means any action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or, to the Company’s Knowledge, threatened in writing (or otherwise) against the Company or any of its properties or any officer, director or employee of the Company as of the date hereof acting in his or her capacity as an officer, director or employee of the Company before or by any federal, state, county, local or foreign court, arbitrator, governmental or administrative agency, regulatory authority, stock market, stock exchange or trading facility.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is controlled by or is under common control with such Person, as such terms are used in and construed under Rule 144. With respect to the Purchaser, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as the Purchaser will be deemed to be an Affiliate of the Purchaser.

“Business Day” means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

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“Change of Control Event” has the meaning set forth in Section 4.6.

“Closing” means the closing of the purchase by the Purchaser and sale by the Company of the Shares to the Purchaser pursuant to this Agreement on the Closing Date as provided in Section 2.1(a) hereof.

“Closing Date” means the date on which this Agreement has been executed and delivered by all parties hereto.

“Common Stock” has the meaning set forth in the Recitals, and also includes any securities into which the Common Stock may hereafter be reclassified or changed.

“Company Counsel” means Wilk Auslander LLP.

“Company Deliverables” has the meaning set forth in Section 2.2(a).

“Company’s Knowledge” means with respect to any statement made to the knowledge of the Company, that the statement is based upon the actual knowledge of the officers of the Company who, as of the date hereof, have responsibility for the matter or matters that are the subject of the statement.

“Control” (including the terms “controlling”, “controlled” by or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Disclosure Schedules” has the meaning set forth in Section 3.1.

“Environmental Laws” has the meaning set forth in Section 3.1(k).

“Escrow Agent” means Suntrust Bank.

“Escrow Agent Deliverables” has the meaning set forth in Section 2.2(c).

“Escrow Agreement” substantially in the form attached hereto as Exhibit A, pursuant to which the Shares will be deposited in escrow at the Closing. The Escrow Agreement provides, among other things, that the Shares shall be held in escrow to satisfy the indemnification obligations of Sellers (as such term is defined in the Unit Purchase Agreement).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“FDA” has the meaning set forth in Section 3.1(n).

“GAAP” means U.S. generally accepted accounting principles, as applied by the Company.

“Intellectual Property” has the meaning set forth in Section 3.1(q).

“Lien” means any material lien, charge, claim, encumbrance, security interest, right of first refusal, preemptive right or other restrictions of any kind.

“Material Adverse Effect” means a material adverse effect on the results of operations, assets, business or financial condition of the Company, except that any of the following, either alone or in combination, shall not be deemed a Material Adverse Effect: (i) effects caused by changes or circumstances affecting general market conditions in the U.S. economy or which are generally applicable to the industry in which the Company operates provided that such effects are not borne disproportionately by the Company, (ii) effects resulting from or relating to the announcement or disclosure of the sale of the Shares or other transactions contemplated by this Agreement, or (iii) effects caused by any event, occurrence or condition resulting from or relating to the taking of any action in accordance with this Agreement.

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“Material Permits” has the meaning set forth in Section 3.1(o).

“Membership Interest Purchase” means the transactions contemplated by the proposed Unit Purchase Agreement to be entered into by and among the owners of Purchaser as of the date hereof and Twinlab Consolidation Corporation (the “Unit Purchase Agreement”).

“New York Courts” means the state and federal courts sitting in the City of New York, Borough of Manhattan.

“Option Agreement” means the proposed Option Agreement to be entered into between the owners of Purchaser and the Company.

“Parent Company” has the meaning set forth in Section 4.6.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Promissory Note” substantially in the form attached hereto as Exhibit B.

“Purchase Price” means $.02 per share of Common Stock.

“Purchaser Deliverables” has the meaning set forth in Section 2.2(b).

“Registration Assumption” has the meaning set forth in Section 4.6.

“Registration Rights Agreement” substantially in the form attached hereto as Exhibit C, pursuant to which, among other things, the Company will agree to provide certain registration rights with respect to the Shares under the Securities Act and the rules and regulations promulgated thereunder and applicable state securities laws.

“Required Approvals” has the meaning set forth in Section 3.1(e).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Secretary’s Certificate” has the meaning set forth in Section 2.2(a)(v).

“Share Purchase” has the meaning set forth in Section 4.7.

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“Stock Certificates” has the meaning set forth in Section 2.2(a)(iv).

“Subsidiary” means any entity in which the Company, directly or indirectly, owns capital stock or holds an equity or similar interest.

“Transaction Documents” means this Agreement, the Registration Rights Agreement, the Escrow Agreement, the annexes and exhibits attached hereto and thereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Triggering Event” has the meaning set forth in Section 4.7.

Article 2

PURCHASE AND SALE

2.1              Closing.

(a)               Amount. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, the Shares for the Purchase Price.

(b)               Closing. The Closing of the purchase and sale of the Shares shall take place at the offices of Company Counsel, 1515 Broadway, 43rd Floor, New York, New York on the Closing Date or at such other locations or remotely by facsimile transmission or other electronic means as the parties may mutually agree.

(c)                Form of Payment. On the Closing Date, (i) the Purchaser shall pay the Purchase Price by delivery of the Promissory Note to the Company, and (ii) the Company shall deliver to the Escrow Agent one or more stock certificates, free and clear of all restrictive and other legends except as expressly provided in Section 4.1(b) hereof, evidencing the Shares.

2.2              Closing Deliveries.

(a)               On or prior to the Closing with respect to the Purchaser, the Company shall issue, deliver or cause to be delivered to the Purchaser (except that the deliverable in clause (iv) shall be delivered to the Escrow Agent) the following (the “Company Deliverables”):

(i)                 this Agreement, duly executed by the Company;

(ii)               the Escrow Agreement, duly executed by the Company;

(iii)             one or more stock certificates, free and clear of all restrictive and other legends except as provided in Section 4.1(b) hereof, evidencing the Shares subscribed for by the Purchaser hereunder to be registered in the name provided by the Purchaser as set forth on the Stock Certificate Questionnaire included as Exhibit D-2 hereto (the “Stock Certificates”) and delivered to the Company pursuant to Section 2.2(b)(iv), with the original Stock Certificates to be delivered to the Escrow Agent;

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(iv)             a certificate of the Secretary of the Company (the “Secretary’s Certificate”), dated as of the Closing Date, (a) certifying the resolutions adopted by the Board of Directors of the Company or a duly authorized committee thereof approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Shares, (b) certifying the current versions of the articles of incorporation, as amended, and bylaws of the Company and (c) certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company, in the form attached hereto as Exhibit E;

(v)               a certificate evidencing the formation and good standing of the Company issued by the Secretary of State of the State of Delaware, as of a date within five (5) days of the Closing Date;

(vi)             a certificate evidencing the Company’s qualification as a foreign corporation and good standing issued by the Secretary of State of the State of New York, as of a date within ten (10) days of the Closing Date; and

(vii)           a certified copy of the Certificate of Incorporation, as certified by the Secretary of State of the State of Delaware, as of a date within ten (10) days of the Closing Date.

(b)               On or prior to the Closing, the Purchaser shall deliver or cause to be delivered to the Company the following (the “Purchaser Deliverables”):

(i)                 this Agreement, duly executed by the Purchaser;

(ii)               the Promissory Note;

(iii)             the Escrow Agreement, duly executed by the Purchaser;

(iv)             a fully completed and duly executed Selling Stockholder Questionnaire in the form attached as Annex B to the Registration Rights Agreement; and

(v)               a fully completed and duly executed Accredited Investor Questionnaire and Stock Certificate Questionnaire in the forms attached hereto as Exhibits D-1 and D-2, respectively.

(c)               On or prior to the Closing, the Escrow Agent shall deliver or cause to be delivered to the Company and the Purchaser the following (the “Escrow Agent Deliverables”):

(i)                 the Escrow Agreement, duly executed by the Escrow Agent.

Article 3

REPRESENTATIONS AND WARRANTIES

3.1              Representations and Warranties of the Company. The Company hereby represents and warrants as of the date hereof and the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date), to the Purchaser that, except as set forth in the disclosure schedules delivered by the Company hereunder (the “Disclosure Schedules”), which shall be deemed a part hereof and shall qualify any representations made by the Company herein to the extent of the applicable disclosure:

(a)               Subsidiaries. The Company has no direct or indirect Subsidiaries other than TCC Merger Company, Inc., a Michigan corporation.

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(b)               Organization and Qualification. The Company is an entity duly incorporated, validly existing and in good standing under the laws of the State of Delaware, with the requisite corporate power and authority to own or lease and use its properties and assets and to carry on its business as currently conducted. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws. The Company is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have a Material Adverse Effect.

(c)                Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents to which it is a party and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of each of the Transaction Documents to which it is a party by the Company and the consummation by it of the transactions contemplated hereby and thereby (including, but not limited to, the sale and delivery of the Shares) have been duly authorized by all necessary corporate action on the part of the Company, and no further corporate action is required by the Company, its Board of Directors or its stockholders in connection therewith other than in connection with the Required Approvals. Each of the Transaction Documents to which it is a party has been (or upon delivery will have been) duly executed by the Company and is, or when delivered in accordance with the terms hereof, will, constitute the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application or insofar as indemnification and contribution provisions may be limited by applicable law. There are no shareholder agreements, voting agreements, or other similar arrangements with respect to the Company’s capital stock to which the Company is a party or, to the Company’s Knowledge, between or among any of the Company’s stockholders.

(d)               No Conflicts. The execution, delivery and performance by the Company of the Transaction Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby or thereby (including, without limitation, the issuance of the Shares) do not and will not (i) conflict with or violate any provisions of the Company’s certificate of incorporation or bylaws or otherwise result in a violation of the organizational documents of the Company, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any contract to which it is a party, or (iii) subject to the Required Approvals, result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations and the rules and regulations, assuming the correctness of the representations and warranties made by the Purchaser herein, of any self-regulatory organization to which the Company or its securities are subject, or by which any property or asset of the Company is bound or affected), except in the case of clause (ii) and clause (iii) such as would not individually have a Material Adverse Effect.

(e)                Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents (including the issuance of the Shares), other than (i) filings required by applicable state securities laws, (ii) the filing, if required, of a Notice of Sale of Securities on Form D with the Commission under Regulation D of the Securities Act, and (ii) those that have been made or obtained prior to the date of this Agreement (collectively, the “Required Approvals”).

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(f)                 Issuance of the Shares. The Shares have been duly authorized and, when issued and paid for in accordance with the terms of the Transaction Documents, will be duly and validly issued, fully paid and nonassessable and free and clear of all Liens suffered or permitted by the Company, other than restrictions on transfer provided for in the Transaction Documents or imposed by applicable securities laws, and shall not be subject to preemptive or similar rights. Assuming the accuracy of the representations and warranties of the Purchaser in this Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws.

(g)               Capitalization. The number of shares and type of all authorized, issued and outstanding capital stock, options and other securities of the Company (whether or not presently convertible into or exercisable or exchangeable for shares of capital stock of the Company) are set forth in Section 3.1(g) of the Disclosure Schedules. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance in all material respects with all applicable federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase any capital stock of the Company. Except as set forth in Section 3.1(g) of the Disclosure Schedules: (i) no shares of the Company’s capital stock are subject to preemptive rights or any other similar rights or any Liens suffered or permitted by the Company; (ii) except for the Transaction Documents or as a result of the performance by the Company of the Transaction Documents, there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of capital stock of the Company, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of capital stock of the Company; (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing indebtedness of the Company or by which the Company is or may become bound; (iv) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company; (v) there are no agreements or arrangements under which the Company is obligated to register the sale of any of their securities under the Securities Act (except the Registration Rights Agreement); (vi) there are no outstanding securities or instruments of the Company which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company; (vii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares; (viii) the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement; and (ix) the Company has no liabilities or obligations, other than those incurred in the ordinary course of the Company’s businesses since the date of the Company’s formation and which, individually or in the aggregate, do not or would not have a Material Adverse Effect.

(h)               No Operations. The Company was incorporated on October 1, 2013 and since that date has not engaged in any business operations other than (i) organizational matters and (ii) the negotiation of certain agreements so that the Company can, if such agreements are entered into and consummated, become directly or through subsidiaries an operating company. For the avoidance of doubt, the following representations should be read in light of the representations in this subsection (h), and should not be read as implying that the Company has in fact engaged in any operations.

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(i)                 Tax Matters. The Company (i) has prepared and filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith, with respect to which adequate reserves have been set aside on the books of the Company and (iii) has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply, except where the failure to so pay or file or set aside provisions for any such tax, assessment, charge or return would not have a Material Adverse Effect.

(j)                 Material Changes. Since October 1, 2013, (i) there have been no events, occurrences or developments that have had or would reasonably be expected to have a Material Adverse Effect, (ii) the Company has not incurred any material liabilities (contingent or otherwise) other than (A) trade payables, accrued expenses and other liabilities incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP, (iii) the Company has not materially altered its method of accounting or the manner in which it keeps its accounting books and records, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock (other than in connection with repurchases of unvested stock issued to employees of the Company), (v) the Company has not issued any equity securities to any officer, director or Affiliate, except Common Stock issued to (i) Thomas A. Tolworthy and (ii) in the ordinary course pursuant to existing Company stock option or stock purchase plans and (vi) there has not been any material change or amendment to, or any waiver of any material right under, any contract under which the Company or any of its assets is bound or subject.

(k)               Environmental Matters. To the Company’s Knowledge, the Company (i) is not in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), (ii) does not own or operate any real property contaminated with any substance that is in violation of any Environmental Laws, (iii) is not liable for any off-site disposal or contamination pursuant to any Environmental Laws, and (iv) is not subject to any claim relating to any Environmental Laws; which violation, contamination, liability or claim has had or would have a Material Adverse Effect; and there is no pending or, to the Company’s Knowledge, threatened investigation that might lead to such a claim.

(l)                 Litigation. There is no Action which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Shares, (ii) involves a claim of violation of or liability under any federal, state, local or foreign laws governing the Company’s operations, including without limiting the generality of the foregoing, laws regulating the protection of human health, including without limiting the generality of the foregoing, laws relating to the manufacture, processing, packaging, labeling, marketing, distribution, use, inspection, treatment, storage, disposal, transport or handling of the Company’s products, and regulated or hazardous substances, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder, all as may be in effect from time to time and all successors, replacements and expansions thereof, (iii) involves injury to or death of any person arising from or relating to any of the Company’s products or (iv) could, if there were an unfavorable decision, have a Material Adverse Effect.

(m)             Employment Matters. No material labor dispute exists or, to the Company’s Knowledge, is imminent with respect to any of the employees of the Company which would have a Material Adverse Effect. None of the Company’s employees is a member of a union that relates to such employee’s relationship with the Company, and the Company is not a party to a collective bargaining agreement, and the Company believes that its relationship with its employees is good.

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(n)               Compliance. The Company (i) is not in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company), nor has the Company received written notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other contract (whether or not such default or violation has been waived), (ii) is not in violation of any order of any court, arbitrator or governmental body having jurisdiction over the Company or its properties or assets and (iii) is not and has not been in violation of, or in receipt of notice that it is in violation of, any statute, rule or regulation of any governmental authority applicable to the Company, including without limitation, all applicable rules and regulations of the Food and Drug Administration (the “FDA”), and all applicable laws, statutes, ordinances, rules or regulations (including, without limitation, the Federal Food, Drug and Cosmetic Act of 1938, as amended and similar foreign laws and regulations) enforced by the FDA or equivalent foreign authorities, except in each case as would not, individually or in the aggregate, have a Material Adverse Effect.

(o)               Regulatory Permits. The Company possesses all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct its business, including without limitation the FDA, except where the failure to possess such permits has not had and would not have a Material Adverse Effect (“Material Permits”), and (i) the Company has not received any notice of proceedings relating to the revocation or modification of any such Material Permits and (ii) to the Company’s Knowledge there are no facts or circumstances that the Company would reasonably expect to give rise to the revocation or modification of any Material Permits.

(p)               Title to Assets. The Company does not own any real property. The Company has good and marketable title to all tangible personal property owned by it which is material to the business of the Company, in each case free and clear of all Liens except such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and except for Liens for the payment of federal, state or other taxes for which appropriate reserves have been made in accordance with GAAP and the payment of which is not delinquent or subject to penalties. Any real property and facilities held under lease by the Company are held by it under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made of such property and buildings by the Company.

(q)               Intellectual Property. To the Company’s Knowledge, the Company or its Subsidiaries owns, possesses, licenses or has other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology and other proprietary rights and processes (collectively, the “Intellectual Property”) necessary for the conduct of its businesses as now conducted and which the failure to so own, possess, license or have other rights to use would not have a Material Adverse Effect. Except where any such violations or infringements would not have a Material Adverse Effect, to the Company’s Knowledge (i) the Company’s or its Subsidiaries’ use of any such Intellectual Property in the conduct of its business as presently conducted does not infringe upon the rights of any third parties; (ii) there is no infringement by third parties of any such Intellectual Property; (iii) there is no pending or threatened Action challenging the Company’s rights in or to any such Intellectual Property; (iv) there is no pending or threatened Action challenging the validity or scope of any such Intellectual Property; and (v) there is no pending or threatened Action that the Company infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others.

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(r)                Insurance. The Company is insured against such losses and risks and in such amounts as the Company believes to be prudent in the businesses and locations in which the Company is currently engaged. The Company has not received any notice of cancellation of any such insurance, nor to the Company’s Knowledge will it be unable to renew its existing insurance coverage for the Company as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(s)                Transactions With Affiliates and Employees. Except as set forth in Section 3.1(s) of the Disclosure Schedules, none of the officers or directors of the Company and, to the Company’s Knowledge, none of the employees of the Company, is presently a party to any transaction with the Company or to a presently contemplated transaction (other than for services as employees, officers and directors).

(t)                 Certain Fees. No person or entity will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or the Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company. The Company shall indemnify, pay, and hold the Purchaser harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys’ fees and out-of-pocket expenses) arising in connection with any such right, interest or claim.

(u)               Private Placement. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2 of this Agreement (without giving effect to any materiality qualifiers therein) and the accuracy of the information disclosed by the Purchaser in the Accredited Investor Questionnaires delivered pursuant to Section 2.2(b)(iv), no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchaser under the Transaction Documents.

(v)               Registration Rights. Except as set forth in Section 3.1(v) of the Disclosure Schedules, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company other than those securities which are currently registered on an effective registration statement on file with the Commission.

(w)              No Directed Selling Efforts or General Solicitation. Neither the Company nor any Person acting on its behalf has conducted any “general solicitation” or “general advertising” (as those terms are used in Regulation D) in connection with the offer or sale of the Shares.

(x)               No Integrated Offering. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2 (without giving effect to any materiality qualifiers therein), except as disclosed in Schedule 3.1(x) of the Disclosure Schedules, neither the Company nor any Person acting on its behalf has, directly or indirectly, at any time within the past six (6) months, made any offers or sales of any Company security or solicited any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act, if required, in connection with the offer and sale by the Company of the Shares as contemplated hereby or (ii) cause the offering of the Shares pursuant to the Transaction Documents to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or shareholder approval provisions.

(y)               Investment Company. The Company is not required to be registered as, and is not an Affiliate of, and immediately following the Closing will not be required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

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(z)                Acknowledgment Regarding the Purchaser’s Purchase of the Shares. The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length Purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by the Purchaser or its representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchaser’s purchase of the Shares.

3.2              Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows:

(a)               Authority. The Purchaser has the full and absolute legal right, capacity and power to (i) execute and deliver this Agreement and all other agreements contemplated hereby to which the Purchaser is a party and (ii) to perform its obligations hereunder and thereunder. This Agreement constitutes the valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws affecting creditors’ rights and remedies generally, and, as to enforceability, to general principles of equity regardless of whether enforcement is sought in a proceeding at law or in equity.

(b)               No Conflicts. The execution, delivery and performance by the Purchaser of the Transaction Documents to which it is a party and the consummation by the Purchaser of the transactions contemplated hereby and thereby will not (i) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Purchaser is a party or (ii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Purchaser, except in the case of clauses (i) and (ii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

(c)                Investment Intent. The Purchaser understands that the Shares are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Shares as principal for its own account and not with a view to, or for distributing or reselling such Shares or any part thereof in violation of the Securities Act or any applicable state securities laws, provided, however, that by making the representations herein, the Purchaser does not agree to hold any of the Shares for any minimum period of time and reserves the right, subject to the provisions of this Agreement and the Registration Rights Agreement, at all times to sell or otherwise dispose of all or any part of such Shares pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. The Purchaser does not presently have any agreement, plan or understanding, directly or indirectly, with any Person to distribute or effect any distribution of any of the Shares (or any securities which are derivatives thereof) to or through any person or entity; the Purchaser is not a registered broker-dealer under Section 15 of the Exchange Act or an entity engaged in a business that would require it to be so registered as a broker-dealer.

(d)               Purchaser Status. At the time the Purchaser was offered the Shares, it was, and at the date hereof it is, an “accredited investor” as defined in Rule 501(a) under the Securities Act.

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(e)                General Solicitation. The Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general advertisement.

(f)                 Experience of the Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

(g)               Access to Information. The Purchaser acknowledges that it has had the opportunity to review the Disclosure Schedules and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Shares and the merits and risks of investing in the Shares; (ii) access to information about the Company and its respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Neither such inquiries nor any other investigation conducted by or on behalf of the Purchaser or its representatives or counsel shall modify, amend or affect the Purchaser’s right to rely on the truth, accuracy and completeness of the Disclosure Schedules and the Company’s representations and warranties contained in the Transaction Documents (as qualified by the Disclosure Schedules). The Purchaser has sought such accounting, legal and tax advice as he has considered necessary to make an informed decision with respect to its acquisition of the Shares.

(h)               Brokers and Finders. No Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or any Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Purchaser.

(i)                 Independent Investment Decision. The Purchaser has independently evaluated the merits of its decision to purchase the Shares pursuant to the Transaction Documents, and the Purchaser confirms that it has not relied on the advice of any other Purchaser’s business and/or legal counsel in making such decision. The Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Purchaser in connection with the purchase of the Shares constitutes legal, tax or investment advice. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Shares.

(j)                 Reliance on Exemptions. The Purchaser understands that the Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Shares.

(k)               No Governmental Review. The Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness or suitability of the investment in the Shares nor have such authorities passed upon or endorsed the merits of the offering of the Shares.

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(l)                 Residency. The Purchaser’s principal business address is in the state of Florida.

(m)             Trading Market. The Purchaser acknowledges that the Securities are not registered with the Commission or listed on any national securities exchange or other listing medium.

The Company and the Purchaser acknowledge and agree that no party to this Agreement has made or makes any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Article III and the Transaction Documents.

Article 4

OTHER AGREEMENTS OF THE PARTIES

4.1              Transfer Restrictions.

(a)               Compliance with Laws. Notwithstanding any other provision of the Transaction Documents, the Purchaser covenants that the Shares may be disposed of only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable state and federal securities laws. In connection with any transfer of the Shares other than (i) pursuant to an effective registration statement, (ii) to the Company, (iii) to an Affiliate of the Purchaser, (iv) pursuant to Rule 144 (provided that the Purchaser provides the Company with reasonable assurances (in the form of seller and broker representation letters if required) that the securities may be sold pursuant to such rule) or Rule 144A, (v) pursuant to Rule 144 without the requirement that the Company be in compliance with the current public information requirements of Rule 144 and without other restriction following the applicable holding period or (vi) in connection with a bona fide pledge, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights of the Purchaser under this Agreement and the Registration Rights Agreement.

(b)               Legends. Certificates evidencing the Shares shall bear any legend as required by the “Blue Sky” laws of any state and a restrictive legend in substantially the following form until such time as they are not required under Section 4.1(c) (and a stock transfer order may be placed against transfer of the certificates for the Shares):

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY.

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In addition, if the Purchaser is an Affiliate of the Company, certificates evidencing the Shares issued to the Purchaser shall bear a customary “affiliates” legend.

(c)                Removal of Legends. Subject to the Company’s right to request an opinion of counsel as set forth in Section 4.1(a), the legend set forth in Section 4.1(b) above shall be removable and the Company shall issue or cause to be issued a certificate without such legend or any other legend (except for any “affiliates” legend as set forth in Section 4.1(b)) to the holder of the Shares upon which it is stamped or issue if (i) such Shares are registered for resale under the Securities Act (provided that, if the Purchaser is selling pursuant to the effective registration statement registering the Shares for resale, the Purchaser agrees to only sell such Shares during such time that such registration statement is effective and not withdrawn or suspended, and only as permitted by such registration statement), (ii) such Shares are sold or transferred in compliance with Rule 144 (if the transferor is not an Affiliate of the Company), including without limitation in compliance with the current public information requirements of Rule 144 if applicable to the Company at the time of such sale or transfer, and the holder and its broker have delivered customary documents reasonably requested by the Company Counsel in connection with such sale or transfer, or (iii) such Shares are eligible for sale under Rule 144 without the requirement that the Company be in compliance with the current public information requirements of Rule 144 and without other restriction and Company Counsel has provided written confirmation of such eligibility. Any fees (with respect to the Company Counsel or otherwise) associated with the removal of such legend shall be borne by the Company. Following the Effective Date (as defined in the Registration Rights Agreement), or at such other time as a legend is no longer required for certain securities, the Company will no later than three (3) Business Days following the delivery by the Purchaser to the Company (with concurrent notice and delivery of copies to the Company) of a legended certificate representing such Shares (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer, and together with such other customary documents as the Company Counsel shall reasonably request), deliver or cause to be delivered to the transferee of the Purchaser or the Purchaser, as applicable, a certificate representing such Shares that is free from all restrictive and other legends. The Company may not make any notation on its records that enlarge the restrictions on transfer set forth in this Section 4.1. Certificates for Shares subject to legend removal hereunder shall be transmitted by the Company to the Purchaser.

(d)               Acknowledgement. The Purchaser hereunder acknowledges its primary responsibilities under the Securities Act and accordingly will not sell or otherwise transfer the Shares or any interest therein without complying with the requirements of the Securities Act. While the Registration Statement remains effective, the Purchaser hereunder may sell the Shares in accordance with the plan of distribution contained in the Registration Statement and, if it does so, it will comply therewith and with the related prospectus delivery requirements unless an exemption therefrom is available. The Purchaser agrees that if it is notified by the Company in writing at any time that the Registration Statement registering the resale of the Shares is not effective or that the prospectus included in such Registration Statement no longer complies with the requirements of Section 10 of the Securities Act, the Purchaser will refrain from selling such Shares until such time as the Purchaser is notified by the Company that such Registration Statement is effective or such prospectus is compliant with Section 10 of the Securities Act, unless the Purchaser is able to, and does, sell such Shares pursuant to an available exemption from the registration requirements of Section 5 of the Securities Act. The Purchaser acknowledges that any removal of any legends from certificates representing the Shares as set forth in this Section 4.1 is predicated on the Company’s reliance upon the Purchaser’s acknowledgement in this Section 4.1(d).

4.2              Form D and Blue Sky. The Company agrees to timely file a Form D with respect to the Shares if, in its discretion, filing is so required under Regulation D and to provide a copy thereof to the Purchaser promptly after such filing. The Company shall take such action as the Company shall reasonably determine is necessary in order to qualify the Shares for sale to the Purchaser at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification), which, subject to the accuracy of the Company’s and the Purchaser’s representations and warranties set forth herein, shall consist of the submission of all filings and reports relating to the offer and sale of the Shares pursuant to Rule 506 of Regulation D if required under applicable securities or “Blue Sky” laws of the states of the United States following the Closing Date, and shall provide evidence of any such action so taken to the Purchaser.

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4.3              No Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that the Affiliates of the Company shall not, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Shares in a manner that would require the registration under the Securities Act of the sale of the Shares to the Purchaser.

4.4              Indemnification.

(a)               Indemnification of the Purchaser. In addition to the indemnity provided in the Registration Rights Agreement, subject to this Section 4.4, the Company will indemnify and hold the Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling Person (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any Purchaser Party may suffer or incur, as a result of or relating to third party claims against any Purchaser Party relating to any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents, provided that such a claim for indemnification relating to any breach of any of the representations or warranties made by the Company in this Agreement is made within one (1) year from the Closing (other than with respect to the representations made in Sections 3.1(b) through 3.1(d), which shall survive indefinitely). The Company will not be liable to any Purchaser Party under this Agreement to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by the Purchaser Party in this Agreement or in the other Transaction Documents.

(b)               Conduct of Indemnification Proceedings. Promptly after receipt by any Person (the “Indemnified Person”) of notice of any demand, claim or circumstances which would or might give rise to a claim or the commencement of any action, proceeding or investigation in respect of which indemnity may be sought pursuant to Section 4.4(a), such Indemnified Person shall promptly notify the Company in writing and the Company shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person and the assumption of the payment of all fees and expenses; provided, however, that the failure of any Indemnified Person so to notify the Company shall not relieve the Company of its obligations hereunder except to the extent that the Company is actually and materially prejudiced by such failure to notify. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless: (i) the Company and the Indemnified Person shall have mutually agreed to the retention of such counsel; (ii) the Company shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnified Person in such proceeding; or (iii) in the reasonable judgment of counsel to such Indemnified Person and counsel to the Company, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, delayed or conditioned. Without the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld, delayed or conditioned, the Company shall not effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is a party, unless such settlement includes an unconditional release of such Indemnified Person from all liability arising out of such Proceeding.

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4.5              Use of Proceeds. The Company intends to use the net proceeds from the sale of the Shares hereunder for working capital and general corporate purposes.

4.6              Registration Rights Agreement. The Company covenants and agrees with the Purchaser that at such time as the Shares are finally released to the Purchaser from escrow pursuant to the Escrow Agreement it will enter into the Registration Rights Agreement. In the event, due to a merger or other corporate transaction the Company becomes a wholly-owned direct or indirect subsidiary of a company (the “Parent Company”) whose securities are registered under Section 12 of the Exchange Act (the “Change of Control Event”) prior to the execution of the Registration Rights Agreement, the Company will use its best efforts to have the Parent Company agree to assume the obligations of the Company to enter into the Registration Rights Agreement (the “Registration Assumption”). Pursuant to the Registration Assumption, the Company will use its best efforts to cause the Parent to grant registration rights as to any securities of the Parent Company issued to the Purchaser in exchange for the Shares no less favorable than the rights to be granted the Purchaser pursuant to the Registration Rights Agreement.

4.7              Repurchase of Shares. The Purchaser agrees to sell to Thomas A. Tolworthy, and Thomas A. Tolworthy agrees to purchase from the Purchaser, the Shares sold pursuant to this Agreement (the “Share Purchase”) if any of the following events occur (each, a “Triggering Event”): (i) the Option Agreement has not been executed by all parties thereto on or before September 4, 2014; or (ii) the Option Agreement has been timely executed by all parties thereto but the Membership Interest Purchase has not been consummated on or before the “Purchase Termination Date”, which shall be (i) the last day of the Option Period (as defined in the Option Agreement), if the Option (as defined in the Option Agreement) is not exercised by the Company on or before such date, (ii) the Purchase Expiration Date (as defined in the Option Agreement), if the Company exercises the Option, or (iii) the date on which the Company notifies the Purchaser in writing that it is electing not to exercise the Option. The purchase price for the Share Purchase shall be equal to the Purchase Price. Thomas A. Tolworthy shall pay the purchase price for the Share Purchase by paying the outstanding balance of the Promissory Note directly to the Company in lieu of the Purchaser so paying the outstanding balance of the Promissory Note. The Share Purchase shall be effectuated within five (5) days after the occurrence of a Triggering Event, and the Escrow Agreement shall provide for the release of the Shares to Thomas A. Tolworthy in the event the Share Purchase is so consummated. The Purchaser and Thomas A. Tolworthy agree to execute such documentation as is necessary to effectuate the Share Purchase.

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4.8              Guaranty. The Purchaser hereby guarantees the indemnification obligations of the Sellers (as defined in the Unit Purchase Agreement) pursuant to and in accordance with the terms of the Membership Interest Purchase, a copy of which has been provided to the Purchaser, and agrees that the Shares shall be held in escrow to act as a source of payment for such indemnification obligations. The Purchaser acknowledges that this guaranty has been given for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged.

Article 5

MISCELLANEOUS

5.1              Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, the Company and the Purchaser shall each pay the fees and expenses of their respective advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party in connection with the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the sale and issuance of the Shares to the Purchaser.

5.2              Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter thereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules. At or after the Closing, and without further consideration, the Company and the Purchaser will execute and deliver to the other such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents.

5.3              Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section prior to 5:00 p.m., New York City time, on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section on a day that is not a Business Day or later than 5:00 p.m., New York City time, on any Business Day, (c) the Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service with next day delivery specified, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

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If to the Company:	Twinlab Consolidation Corporation 632 Broadway, Suite 201 New York, New York 10012 Facsimile: (212) 505-5413 E-mail: rneuwirth@twinlab.com Attention: General Counsel

With a copy to:	Wilk Auslander LLP 1515 Broadway New York, New York, 10036 Facsimile No.: (212) 752-6380 Attention: Joel I. Frank
If to the Purchaser:	Health KP, LLC (To be provided by Purchaser)
With a copy to:	King & Spalding 1180 Peachtree Street, NE Atlanta, GA 30309 Facsimile: (404) 572-5100 E-mail: rpatel@kslaw.com Attention: Rahul Patel, Esq.

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

5.4              Amendments; Waivers; No Additional Consideration. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

5.5              Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

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5.6              Successors and Assigns. The provisions of this Agreement shall inure to the benefit of and be binding upon the parties and their successors and permitted assigns. This Agreement, or any rights or obligations hereunder, may not be assigned by the Company without the prior written consent of the Purchaser (other than by merger or consolidation or to an entity which acquires the Company, including by way of acquiring all or substantially all of the Company’s assets). The Purchaser may assign its rights hereunder in whole or in part to any Person to whom the Purchaser assigns or transfers any Shares in compliance with the Transaction Documents and applicable law, provided such transferee shall agree in writing to be bound, with respect to the transferred Shares, by the terms and conditions of this Agreement that apply to the Purchaser.

5.7              No Third-Party Beneficiaries. Except as set forth in Section 4.4, this Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

5.8              Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, employees or agents) shall be commenced exclusively in the New York Courts. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such New York Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.9              Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Shares for a period of one (1) year from the Closing Date. The agreements and covenants contained herein shall survive for the applicable statute of limitations.

5.10          Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

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5.11          Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor and achieves that same or substantially the same effect or result, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

5.12          Replacement of Shares. If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and the execution by the holder thereof of a customary lost certificate affidavit of that fact and an agreement to indemnify and hold harmless the Company for any losses in connection therewith. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Shares. If a replacement certificate or instrument evidencing any Shares is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

5.13          Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for a temporary restraining order) the defense that a remedy at law would be adequate.

5.14          Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or the Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.15          Adjustments in Share Numbers and Prices. In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof, each reference in any Transaction Document to a number of shares or a price per share shall be deemed to be amended to appropriately account for such event.

5.16          Waiver of Conflicts. The Purchaser acknowledges that: (a) it has read this Agreement; (b) it has been represented in the preparation, negotiation and execution of this Agreement by legal counsel of its own choice or has voluntarily declined to seek such counsel; and (c) it understands the terms and consequences of this Agreement and is fully aware of the legal and binding effect of this Agreement. The Purchaser understands that the Company has been represented in the preparation, negotiation and execution of this Agreement by Wilk Auslander LLP, Company Counsel, and that Wilk Auslander LLP has not represented the Purchaser or any stockholder, director or employee of the Company in the preparation, negotiation and execution of this Agreement.

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[SIGNATURE PAGE FOLLOWS]

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In Witness Whereof, the parties hereto have executed this Securities Purchase Agreement as of the date first indicated above.

TWINLAB CONSOLIDATION CORPORATION

	By:	/s/ Thomas Tolworthy
	Name:	Thomas Tolworthy
	Title:	President and Chief Executive Officer

HEALTH KP, LLC

	By:	/s/ Ann B. Wagner
	Name:	Ann B. Wagner
	Title:	Secretary

ACCEPTED AND AGREED TO
SOLELY AS TO SECTION 4.7:

/s/ Thomas Tolworthy
Thomas Tolworthy

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EXHIBITS:

A:	Form of Escrow Agreement
B:	Form of Note
C:	Form of Registration Rights Agreement
D-1:	Accredited Investor Questionnaire
D-2:	Stock Certificate Questionnaire
E:	Form of Secretary’s Certificate

Exhibit 6

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of August 1, 2014, by and between Twinlab Consolidation Corporation, a Delaware corporation, with offices at 632 Broadway, Suite 201, New York, New York 10012 (the “Company”), and 2014 Huntington Holdings, LLC, a Delaware limited liability company (the “Purchaser”).

Recitals

A. The Company and the Purchaser are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506 of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “Commission”) under the Securities Act.

B. The Purchaser wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement an aggregate of 1,528,384 shares of common stock, par value $0.0001 per share (the “Common Stock” and each such share of Common Stock, a “Share”), of the Company.

Now, Therefore, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

Article 1

DEFINITIONS

1.1              Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the meanings indicated in this Section 1.1:

“Action” means any action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or, to the Company’s Knowledge, threatened in writing (or otherwise) against the Company or any of its properties or any officer, director or employee of the Company as of the date hereof acting in his or her capacity as an officer, director or employee of the Company before or by any federal, state, county, local or foreign court, arbitrator, governmental or administrative agency, regulatory authority, stock market, stock exchange or trading facility.

“Adjusted Stock Price” has the meaning set forth in Section 4.8.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is controlled by or is under common control with such Person, as such terms are used in and construed under Rule 144. With respect to the Purchaser, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as the Purchaser will be deemed to be an Affiliate of the Purchaser.

“Business Day” means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

“Call Option” means the option to be granted to the Company pursuant to the proposed Call Option Agreement to be entered into by and between one or more Affiliates of the Purchaser and the Company (the “Call Option Agreement”).

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“Change of Control Event” has the meaning set forth in Section 4.6.

“Closing” means the closing of the purchase by the Purchaser and sale by the Company of the Shares to the Purchaser pursuant to this Agreement on the Closing Date as provided in Section 2.1(a) hereof.

“Closing Date” means the date on which this Agreement has been executed and delivered by all parties hereto.

“Common Stock” has the meaning set forth in the Recitals, and also includes any securities into which the Common Stock may hereafter be reclassified or changed.

“Company Counsel” means Wilk Auslander LLP.

“Company Deliverables” has the meaning set forth in Section 2.2(a).

“Company’s Knowledge” means with respect to any statement made to the knowledge of the Company, that the statement is based upon the actual knowledge of the officers of the Company who, as of the date hereof, have responsibility for the matter or matters that are the subject of the statement.

“Control” (including the terms “controlling”, “controlled” by or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Disclosure Schedules” has the meaning set forth in Section 3.1.

“Environmental Laws” has the meaning set forth in Section 3.1(k).

“Escrow Agent” means Wilk Auslander LLP, in its capacity as the escrow agent under the Escrow Agreement.

“Escrow Agreement” substantially in the form attached hereto as Exhibit A, pursuant to which the Shares will be deposited in escrow at the Closing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“FDA” has the meaning set forth in Section 3.1(n).

“GAAP” means U.S. generally accepted accounting principles, as applied by the Company.

“Intellectual Property” has the meaning set forth in Section 3.1(q).

“Lien” means any material lien, charge, claim, encumbrance, security interest, right of first refusal, preemptive right or other restrictions of any kind.

“Material Adverse Effect” means a material adverse effect on the results of operations, assets, business or financial condition of the Company, except that any of the following, either alone or in combination, shall not be deemed a Material Adverse Effect: (i) effects caused by changes or circumstances affecting general market conditions in the U.S. economy or which are generally applicable to the industry in which the Company operates provided that such effects are not borne disproportionately by the Company, (ii) effects resulting from or relating to the announcement or disclosure of the sale of the Shares or other transactions contemplated by this Agreement, or (iii) effects caused by any event, occurrence or condition resulting from or relating to the taking of any action in accordance with this Agreement.

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“Material Permits” has the meaning set forth in Section 3.1(o).

“New York Courts” means the state and federal courts sitting in the City of New York, Borough of Manhattan.

“Parent Company” has the meaning set forth in Section 4.6.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Promissory Note” substantially in the form attached hereto as Exhibit B.

“Prospective Primary Offering” has the meaning set forth in Section 4.6.

“Purchase Price” means $.02 per share of Common Stock.

“Purchase Price Adjustment Date” has the meaning set forth in Section 4.8.

“Purchaser Deliverables” has the meaning set forth in Section 2.2(b).

“Registration Assumption” has the meaning set forth in Section 4.6.

“Registration Rights Agreement” substantially in the form attached hereto as Exhibit C, pursuant to which, among other things, the Company will agree to provide certain registration rights with respect to the Shares under the Securities Act and the rules and regulations promulgated thereunder and applicable state securities laws.

“Required Approvals” has the meaning set forth in Section 3.1(e).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Secretary’s Certificate” has the meaning set forth in Section 2.2(a)(v).

“Share Purchase” has the meaning set forth in Section 4.7.

“Share” has the meaning set forth in the Recitals.

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“Stock Certificates” has the meaning set forth in Section 2.2(a)(iv).

“Subsidiary” means any entity in which the Company, directly or indirectly, owns capital stock or holds an equity or similar interest.

“Trading Criteria” has the meaning set forth in Section 4.8.

“Transaction Documents” means this Agreement, the Registration Rights Agreement, the Escrow Agreement, the annexes and exhibits attached hereto and thereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Triggering Event” has the meaning set forth in Section 4.7.

Article 2

PURCHASE AND SALE

2.1              Closing.

(a)               Amount. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, the Shares for the Purchase Price.

(b)               Closing. The Closing of the purchase and sale of the Shares shall take place at the offices of Company Counsel, 1515 Broadway, 43rd Floor, New York, New York on the Closing Date or at such other locations or remotely by facsimile transmission or other electronic means as the parties may mutually agree.

(c)                Form of Payment. On the Closing Date, (i) the Purchaser shall pay the Purchase Price by delivery of the Promissory Note to the Company, and (ii) the Company shall deliver to the Escrow Agent one or more stock certificates, free and clear of all restrictive and other legends except as expressly provided in Section 4.1(b) hereof, evidencing the Shares.

2.2              Closing Deliveries.

(a)               On or prior to the Closing with respect to the Purchaser, the Company shall issue, deliver or cause to be delivered to the Purchaser (except that the deliverable in clause (iv) shall be delivered to the Escrow Agent) the following (the “Company Deliverables”):

(i)                 this Agreement, duly executed by the Company;

(ii)               the Escrow Agreement, duly executed by the Company;

(iii)             one or more stock certificates, free and clear of all restrictive and other legends except as provided in Section 4.1(b) hereof, evidencing the Shares subscribed for by the Purchaser hereunder to be registered in the name provided by the Purchaser as set forth on the Stock Certificate Questionnaire included as Exhibit D-2 hereto (the “Stock Certificates”) and delivered to the Company pursuant to Section 2.2(b)(iv), with the original Stock Certificates to be delivered to the Escrow Agent;

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(iv)             a certificate of the Secretary of the Company (the “Secretary’s Certificate”), dated as of the Closing Date, (a) certifying the resolutions adopted by the Board of Directors of the Company or a duly authorized committee thereof approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Shares, (b) certifying the current versions of the articles of incorporation, as amended, and bylaws of the Company and (c) certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company, in the form attached hereto as Exhibit E;

(v)               a certificate evidencing the formation and good standing of the Company issued by the Secretary of State of the State of Delaware, as of a date within five (5) days of the Closing Date;

(vi)             a certificate evidencing the Company’s qualification as a foreign corporation and good standing issued by the Secretary of State of the State of New York, as of a date within ten (10) days of the Closing Date; and

(vii)           a certified copy of the Certificate of Incorporation, as certified by the Secretary of State of the State of Delaware, as of a date within ten (10) days of the Closing Date.

(b)               On or prior to the Closing, the Purchaser shall deliver or cause to be delivered to the Company the following (the “Purchaser Deliverables”):

(i)                 this Agreement, duly executed by the Purchaser;

(ii)               the Promissory Note;

(iii)             the Escrow Agreement, duly executed by the Purchaser;

(iv)             a fully completed and duly executed Selling Stockholder Questionnaire in the form attached as Annex B to the Registration Rights Agreement; and

(v)               a fully completed and duly executed Accredited Investor Questionnaire and Stock Certificate Questionnaire in the forms attached hereto as Exhibits D-1 and D-2, respectively.

(c)                [Reserved].

Article 3

REPRESENTATIONS AND WARRANTIES

3.1              Representations and Warranties of the Company. The Company hereby represents and warrants as of the date hereof and the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date), to the Purchaser that, except as set forth in the disclosure schedules delivered by the Company hereunder (the “Disclosure Schedules”), which shall be deemed a part hereof and shall qualify any representations made by the Company herein to the extent of the applicable disclosure:

(a)               Subsidiaries. The Company has no direct or indirect Subsidiaries other than TCC Merger Company, Inc., a Michigan corporation.

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(b)               Organization and Qualification. The Company is an entity duly incorporated, validly existing and in good standing under the laws of the State of Delaware, with the requisite corporate power and authority to own or lease and use its properties and assets and to carry on its business as currently conducted. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws. The Company is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have a Material Adverse Effect.

(c)                Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents to which it is a party and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of each of the Transaction Documents to which it is a party by the Company and the consummation by it of the transactions contemplated hereby and thereby (including, but not limited to, the sale and delivery of the Shares) have been duly authorized by all necessary corporate action on the part of the Company, and no further corporate action is required by the Company, its Board of Directors or its stockholders in connection therewith other than in connection with the Required Approvals. Each of the Transaction Documents to which it is a party has been (or upon delivery will have been) duly executed by the Company and is, or when delivered in accordance with the terms hereof, will, constitute the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application or insofar as indemnification and contribution provisions may be limited by applicable law. There are no shareholder agreements, voting agreements, or other similar arrangements with respect to the Company’s capital stock to which the Company is a party or, to the Company’s Knowledge, between or among any of the Company’s stockholders.

(d)               No Conflicts. The execution, delivery and performance by the Company of the Transaction Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby or thereby (including, without limitation, the issuance of the Shares) do not and will not (i) conflict with or violate any provisions of the Company’s certificate of incorporation or bylaws or otherwise result in a violation of the organizational documents of the Company, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any contract to which it is a party, or (iii) subject to the Required Approvals, result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations and the rules and regulations, assuming the correctness of the representations and warranties made by the Purchaser herein, of any self-regulatory organization to which the Company or its securities are subject, or by which any property or asset of the Company is bound or affected), except in the case of clause (ii) and clause (iii) such as would not individually have a Material Adverse Effect.

(e)                Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents (including the issuance of the Shares), other than (i) filings required by applicable state securities laws, (ii) the filing, if required, of a Notice of Sale of Securities on Form D with the Commission under Regulation D of the Securities Act, and (ii) those that have been made or obtained prior to the date of this Agreement (collectively, the “Required Approvals”).

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(f)                 Issuance of the Shares. The Shares have been duly authorized and, when issued and paid for in accordance with the terms of the Transaction Documents, will be duly and validly issued, fully paid and nonassessable and free and clear of all Liens suffered or permitted by the Company, other than restrictions on transfer provided for in the Transaction Documents or imposed by applicable securities laws, and shall not be subject to preemptive or similar rights. Assuming the accuracy of the representations and warranties of the Purchaser in this Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws.

(g)               Capitalization. The number of shares and type of all authorized, issued and outstanding capital stock, options and other securities of the Company (whether or not presently convertible into or exercisable or exchangeable for shares of capital stock of the Company) are set forth in Section 3.1(g) of the Disclosure Schedules. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance in all material respects with all applicable federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase any capital stock of the Company. Except as set forth in Section 3.1(g) of the Disclosure Schedules: (i) no shares of the Company’s capital stock are subject to preemptive rights or any other similar rights or any Liens suffered or permitted by the Company; (ii) except for the Transaction Documents or as a result of the performance by the Company of the Transaction Documents, there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of capital stock of the Company, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of capital stock of the Company; (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing indebtedness of the Company or by which the Company is or may become bound; (iv) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company; (v) there are no agreements or arrangements under which the Company is obligated to register the sale of any of their securities under the Securities Act (except the Registration Rights Agreement); (vi) there are no outstanding securities or instruments of the Company which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company; (vii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares; (viii) the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement; and (ix) the Company has no liabilities or obligations, other than those incurred in the ordinary course of the Company’s businesses since the date of the Company’s formation and which, individually or in the aggregate, do not or would not have a Material Adverse Effect.

(h)               No Operations. The Company was incorporated on October 1, 2013 and since that date has not engaged in any business operations other than (i) organizational matters and (ii) the negotiation of certain agreements so that the Company can, if such agreements are entered into and consummated, become directly or through subsidiaries an operating company. For the avoidance of doubt, the following representations should be read in light of the representations in this subsection (h), and should not be read as implying that the Company has in fact engaged in any operations.

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(i)                 Tax Matters. The Company (i) has prepared and filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith, with respect to which adequate reserves have been set aside on the books of the Company and (iii) has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply, except where the failure to so pay or file or set aside provisions for any such tax, assessment, charge or return would not have a Material Adverse Effect.

(j)                 Material Changes. Since October 1, 2013, (i) there have been no events, occurrences or developments that have had or would reasonably be expected to have a Material Adverse Effect, (ii) the Company has not incurred any material liabilities (contingent or otherwise) other than (A) trade payables, accrued expenses and other liabilities incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP, (iii) the Company has not materially altered its method of accounting or the manner in which it keeps its accounting books and records, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock (other than in connection with repurchases of unvested stock issued to employees of the Company), (v) the Company has not issued any equity securities to any officer, director or Affiliate, except Common Stock issued to (i) Thomas A. Tolworthy and (ii) in the ordinary course pursuant to existing Company stock option or stock purchase plans and (vi) there has not been any material change or amendment to, or any waiver of any material right under, any contract under which the Company or any of its assets is bound or subject.

(k)               Environmental Matters. To the Company’s Knowledge, the Company (i) is not in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), (ii) does not own or operate any real property contaminated with any substance that is in violation of any Environmental Laws, (iii) is not liable for any off-site disposal or contamination pursuant to any Environmental Laws, and (iv) is not subject to any claim relating to any Environmental Laws; which violation, contamination, liability or claim has had or would have a Material Adverse Effect; and there is no pending or, to the Company’s Knowledge, threatened investigation that might lead to such a claim.

(l)                 Litigation. There is no Action which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Shares, (ii) involves a claim of violation of or liability under any federal, state, local or foreign laws governing the Company’s operations, including without limiting the generality of the foregoing, laws regulating the protection of human health, including without limiting the generality of the foregoing, laws relating to the manufacture, processing, packaging, labeling, marketing, distribution, use, inspection, treatment, storage, disposal, transport or handling of the Company’s products, and regulated or hazardous substances, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder, all as may be in effect from time to time and all successors, replacements and expansions thereof, (iii) involves injury to or death of any person arising from or relating to any of the Company’s products or (iv) could, if there were an unfavorable decision, have a Material Adverse Effect.

(m)             Employment Matters. No material labor dispute exists or, to the Company’s Knowledge, is imminent with respect to any of the employees of the Company which would have a Material Adverse Effect. None of the Company’s employees is a member of a union that relates to such employee’s relationship with the Company, and the Company is not a party to a collective bargaining agreement, and the Company believes that its relationship with its employees is good.

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(n)               Compliance. The Company (i) is not in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company), nor has the Company received written notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other contract (whether or not such default or violation has been waived), (ii) is not in violation of any order of any court, arbitrator or governmental body having jurisdiction over the Company or its properties or assets and (iii) is not and has not been in violation of, or in receipt of notice that it is in violation of, any statute, rule or regulation of any governmental authority applicable to the Company, including without limitation, all applicable rules and regulations of the Food and Drug Administration (the “FDA”), and all applicable laws, statutes, ordinances, rules or regulations (including, without limitation, the Federal Food, Drug and Cosmetic Act of 1938, as amended and similar foreign laws and regulations) enforced by the FDA or equivalent foreign authorities, except in each case as would not, individually or in the aggregate, have a Material Adverse Effect.

(o)               Regulatory Permits. The Company possesses all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct its business, including without limitation the FDA, except where the failure to possess such permits has not had and would not have a Material Adverse Effect (“Material Permits”), and (i) the Company has not received any notice of proceedings relating to the revocation or modification of any such Material Permits and (ii) to the Company’s Knowledge there are no facts or circumstances that the Company would reasonably expect to give rise to the revocation or modification of any Material Permits.

(p)               Title to Assets. The Company does not own any real property. The Company has good and marketable title to all tangible personal property owned by it which is material to the business of the Company, in each case free and clear of all Liens except such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and except for Liens for the payment of federal, state or other taxes for which appropriate reserves have been made in accordance with GAAP and the payment of which is not delinquent or subject to penalties. Any real property and facilities held under lease by the Company are held by it under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made of such property and buildings by the Company.

(q)               Intellectual Property. To the Company’s Knowledge, the Company or its Subsidiaries owns, possesses, licenses or has other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology and other proprietary rights and processes (collectively, the “Intellectual Property”) necessary for the conduct of its businesses as now conducted and which the failure to so own, possess, license or have other rights to use would not have a Material Adverse Effect. Except where any such violations or infringements would not have a Material Adverse Effect, to the Company’s Knowledge (i) the Company’s or its Subsidiaries’ use of any such Intellectual Property in the conduct of its business as presently conducted does not infringe upon the rights of any third parties; (ii) there is no infringement by third parties of any such Intellectual Property; (iii) there is no pending or threatened Action challenging the Company’s rights in or to any such Intellectual Property; (iv) there is no pending or threatened Action challenging the validity or scope of any such Intellectual Property; and (v) there is no pending or threatened Action that the Company infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others.

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(r)                Insurance. The Company is insured against such losses and risks and in such amounts as the Company believes to be prudent in the businesses and locations in which the Company is currently engaged. The Company has not received any notice of cancellation of any such insurance, nor to the Company’s Knowledge will it be unable to renew its existing insurance coverage for the Company as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(s)                Transactions With Affiliates and Employees. Except as set forth in Section 3.1(s) of the Disclosure Schedules, none of the officers or directors of the Company and, to the Company’s Knowledge, none of the employees of the Company, is presently a party to any transaction with the Company or to a presently contemplated transaction (other than for services as employees, officers and directors).

(t)                 Certain Fees. No person or entity will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or the Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company. The Company shall indemnify, pay, and hold the Purchaser harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys’ fees and out-of-pocket expenses) arising in connection with any such right, interest or claim.

(u)               Private Placement. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2 of this Agreement (without giving effect to any materiality qualifiers therein) and the accuracy of the information disclosed by the Purchaser in the Accredited Investor Questionnaires delivered pursuant to Section 2.2(b)(iv), no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchaser under the Transaction Documents.

(v)               Registration Rights. Except as set forth in Section 3.1(v) of the Disclosure Schedules, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company other than those securities which are currently registered on an effective registration statement on file with the Commission.

(w)              No Directed Selling Efforts or General Solicitation. Neither the Company nor any Person acting on its behalf has conducted any “general solicitation” or “general advertising” (as those terms are used in Regulation D) in connection with the offer or sale of the Shares.

(x)               No Integrated Offering. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2 (without giving effect to any materiality qualifiers therein), except as disclosed in Schedule 3.1(x) of the Disclosure Schedules, neither the Company nor any Person acting on its behalf has, directly or indirectly, at any time within the past six (6) months, made any offers or sales of any Company security or solicited any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act, if required, in connection with the offer and sale by the Company of the Shares as contemplated hereby or (ii) cause the offering of the Shares pursuant to the Transaction Documents to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or shareholder approval provisions.

(y)               Investment Company. The Company is not required to be registered as, and is not an Affiliate of, and immediately following the Closing will not be required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

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(z)                Acknowledgment Regarding the Purchaser’s Purchase of the Shares. The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length Purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by the Purchaser or its representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchaser’s purchase of the Shares.

3.2              Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows:

(a)               Authority. The Purchaser has the full and absolute legal right, capacity and power to (i) execute and deliver this Agreement and all other agreements contemplated hereby to which the Purchaser is a party and (ii) to perform its obligations hereunder and thereunder. This Agreement constitutes the valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws affecting creditors’ rights and remedies generally, and, as to enforceability, to general principles of equity regardless of whether enforcement is sought in a proceeding at law or in equity.

(b)               No Conflicts. The execution, delivery and performance by the Purchaser of the Transaction Documents to which it is a party and the consummation by the Purchaser of the transactions contemplated hereby and thereby will not (i) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Purchaser is a party or (ii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Purchaser, except in the case of clauses (i) and (ii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

(c)                Investment Intent. The Purchaser understands that the Shares are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Shares as principal for its own account and not with a view to, or for distributing or reselling such Shares or any part thereof in violation of the Securities Act or any applicable state securities laws, provided, however, that by making the representations herein, the Purchaser does not agree to hold any of the Shares for any minimum period of time and reserves the right, subject to the provisions of this Agreement and the Registration Rights Agreement, at all times to sell or otherwise dispose of all or any part of such Shares pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. The Purchaser does not presently have any agreement, plan or understanding, directly or indirectly, with any Person to distribute or effect any distribution of any of the Shares (or any securities which are derivatives thereof) to or through any person or entity; the Purchaser is not a registered broker-dealer under Section 15 of the Exchange Act or an entity engaged in a business that would require it to be so registered as a broker-dealer.

(d)               Purchaser Status. At the time the Purchaser was offered the Shares, it was, and at the date hereof it is, an “accredited investor” as defined in Rule 501(a) under the Securities Act.

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(e)                General Solicitation. The Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general advertisement.

(f)                 Experience of the Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

(g)               Access to Information. The Purchaser acknowledges that it has had the opportunity to review the Disclosure Schedules and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Shares and the merits and risks of investing in the Shares; (ii) access to information about the Company and its respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Neither such inquiries nor any other investigation conducted by or on behalf of the Purchaser or its representatives or counsel shall modify, amend or affect the Purchaser’s right to rely on the truth, accuracy and completeness of the Disclosure Schedules and the Company’s representations and warranties contained in the Transaction Documents (as qualified by the Disclosure Schedules). The Purchaser has sought such accounting, legal and tax advice as he has considered necessary to make an informed decision with respect to its acquisition of the Shares.

(h)               Brokers and Finders. No Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or any Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Purchaser.

(i)                 Independent Investment Decision. The Purchaser has independently evaluated the merits of its decision to purchase the Shares pursuant to the Transaction Documents, and the Purchaser confirms that it has not relied on the advice of any other Purchaser’s business and/or legal counsel in making such decision. The Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Purchaser in connection with the purchase of the Shares constitutes legal, tax or investment advice. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Shares.

(j)                 Reliance on Exemptions. The Purchaser understands that the Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Shares.

(k)               No Governmental Review. The Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness or suitability of the investment in the Shares nor have such authorities passed upon or endorsed the merits of the offering of the Shares.

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(l)                 Residency. The Purchaser’s principal business address is in the state of New York.

(m)             Trading Market. The Purchaser acknowledges that the Securities are not registered with the Commission or listed on any national securities exchange or other listing medium.

The Company and the Purchaser acknowledge and agree that no party to this Agreement has made or makes any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Article III and the Transaction Documents.

Article 4

OTHER AGREEMENTS OF THE PARTIES

4.1              Transfer Restrictions.

(a)               Compliance with Laws. Notwithstanding any other provision of the Transaction Documents, the Purchaser covenants that the Shares may be disposed of only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable state and federal securities laws. In connection with any transfer of the Shares other than (i) pursuant to an effective registration statement, (ii) to the Company, (iii) to an Affiliate of the Purchaser, (iv) pursuant to Rule 144 (provided that the Purchaser provides the Company with reasonable assurances (in the form of seller and broker representation letters if required) that the securities may be sold pursuant to such rule) or Rule 144A, (v) pursuant to Rule 144 without the requirement that the Company be in compliance with the current public information requirements of Rule 144 and without other restriction following the applicable holding period or (vi) in connection with a bona fide pledge, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights of the Purchaser under this Agreement and the Registration Rights Agreement.

(b)               Legends. Certificates evidencing the Shares shall bear any legend as required by the “Blue Sky” laws of any state and a restrictive legend in substantially the following form until such time as they are not required under Section 4.1(c) (and a stock transfer order may be placed against transfer of the certificates for the Shares):

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY.

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In addition, if the Purchaser is an Affiliate of the Company, certificates evidencing the Shares issued to the Purchaser shall bear a customary “affiliates” legend.

(c)                Removal of Legends. Subject to the Company’s right to request an opinion of counsel as set forth in Section 4.1(a), the legend set forth in Section 4.1(b) above shall be removable and the Company shall issue or cause to be issued a certificate without such legend or any other legend (except for any “affiliates” legend as set forth in Section 4.1(b)) to the holder of the Shares upon which it is stamped or issue if (i) such Shares are registered for resale under the Securities Act (provided that, if the Purchaser is selling pursuant to the effective registration statement registering the Shares for resale, the Purchaser agrees to only sell such Shares during such time that such registration statement is effective and not withdrawn or suspended, and only as permitted by such registration statement), (ii) such Shares are sold or transferred in compliance with Rule 144 (if the transferor is not an Affiliate of the Company), including without limitation in compliance with the current public information requirements of Rule 144 if applicable to the Company at the time of such sale or transfer, and the holder and its broker have delivered customary documents reasonably requested by the Company Counsel in connection with such sale or transfer, or (iii) such Shares are eligible for sale under Rule 144 without the requirement that the Company be in compliance with the current public information requirements of Rule 144 and without other restriction and Company Counsel has provided written confirmation of such eligibility. Any fees (with respect to the Company Counsel or otherwise) associated with the removal of such legend shall be borne by the Company. Following the Effective Date (as defined in the Registration Rights Agreement), or at such other time as a legend is no longer required for certain securities, the Company will no later than three (3) Business Days following the delivery by the Purchaser to the Company (with concurrent notice and delivery of copies to the Company) of a legended certificate representing such Shares (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer, and together with such other customary documents as the Company Counsel shall reasonably request), deliver or cause to be delivered to the transferee of the Purchaser or the Purchaser, as applicable, a certificate representing such Shares that is free from all restrictive and other legends. The Company may not make any notation on its records that enlarge the restrictions on transfer set forth in this Section 4.1. Certificates for Shares subject to legend removal hereunder shall be transmitted by the Company to the Purchaser.

(d)               Acknowledgement. The Purchaser hereunder acknowledges its primary responsibilities under the Securities Act and accordingly will not sell or otherwise transfer the Shares or any interest therein without complying with the requirements of the Securities Act. While the Registration Statement remains effective, the Purchaser hereunder may sell the Shares in accordance with the plan of distribution contained in the Registration Statement and, if it does so, it will comply therewith and with the related prospectus delivery requirements unless an exemption therefrom is available. The Purchaser agrees that if it is notified by the Company in writing at any time that the Registration Statement registering the resale of the Shares is not effective or that the prospectus included in such Registration Statement no longer complies with the requirements of Section 10 of the Securities Act, the Purchaser will refrain from selling such Shares until such time as the Purchaser is notified by the Company that such Registration Statement is effective or such prospectus is compliant with Section 10 of the Securities Act, unless the Purchaser is able to, and does, sell such Shares pursuant to an available exemption from the registration requirements of Section 5 of the Securities Act. The Purchaser acknowledges that any removal of any legends from certificates representing the Shares as set forth in this Section 4.1 is predicated on the Company’s reliance upon the Purchaser’s acknowledgement in this Section 4.1(d).

4.2              Form D and Blue Sky. The Company agrees to timely file a Form D with respect to the Shares if, in its discretion, filing is so required under Regulation D and to provide a copy thereof to the Purchaser promptly after such filing. The Company shall take such action as the Company shall reasonably determine is necessary in order to qualify the Shares for sale to the Purchaser at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification), which, subject to the accuracy of the Company’s and the Purchaser’s representations and warranties set forth herein, shall consist of the submission of all filings and reports relating to the offer and sale of the Shares pursuant to Rule 506 of Regulation D if required under applicable securities or “Blue Sky” laws of the states of the United States following the Closing Date, and shall provide evidence of any such action so taken to the Purchaser.

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4.3              No Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that the Affiliates of the Company shall not, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Shares in a manner that would require the registration under the Securities Act of the sale of the Shares to the Purchaser.

4.4              Indemnification.

(a)               Indemnification of the Purchaser. In addition to the indemnity provided in the Registration Rights Agreement, subject to this Section 4.4, the Company will indemnify and hold the Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling Person (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any Purchaser Party may suffer or incur, as a result of or relating to third party claims against any Purchaser Party relating to any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents, provided that such a claim for indemnification relating to any breach of any of the representations or warranties made by the Company in this Agreement is made within one (1) year from the Closing (other than with respect to the representations made in Sections 3.1(b) through 3.1(d), which shall survive indefinitely). The Company will not be liable to any Purchaser Party under this Agreement to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by the Purchaser Party in this Agreement or in the other Transaction Documents.

(b)               Conduct of Indemnification Proceedings. Promptly after receipt by any Person (the “Indemnified Person”) of notice of any demand, claim or circumstances which would or might give rise to a claim or the commencement of any action, proceeding or investigation in respect of which indemnity may be sought pursuant to Section 4.4(a), such Indemnified Person shall promptly notify the Company in writing and the Company shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person and the assumption of the payment of all fees and expenses; provided, however, that the failure of any Indemnified Person so to notify the Company shall not relieve the Company of its obligations hereunder except to the extent that the Company is actually and materially prejudiced by such failure to notify. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless: (i) the Company and the Indemnified Person shall have mutually agreed to the retention of such counsel; (ii) the Company shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnified Person in such proceeding; or (iii) in the reasonable judgment of counsel to such Indemnified Person and counsel to the Company, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, delayed or conditioned. Without the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld, delayed or conditioned, the Company shall not effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is a party, unless such settlement includes an unconditional release of such Indemnified Person from all liability arising out of such Proceeding.

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4.5              Use of Proceeds. The Company intends to use the net proceeds from the sale of the Shares hereunder for working capital and general corporate purposes.

4.6              Registration Rights Agreement. The Company covenants and agrees with the Purchaser that at such time as the Shares are finally released to the Purchaser from escrow pursuant to the Escrow Agreement it will enter into the Registration Rights Agreement. In the event, due to a merger or other corporate transaction the Company becomes a wholly-owned direct or indirect subsidiary of a company (the “Parent Company”) whose securities are registered under Section 12 of the Exchange Act (the “Change of Control Event”) prior to the execution of the Registration Rights Agreement, the Company will use its best efforts to have the Parent Company agree to assume the obligations of the Company to enter into the Registration Rights Agreement (the “Registration Assumption”). Pursuant to the Registration Assumption, the Company will use its best efforts to cause the Parent to grant registration rights as to any securities of the Parent Company issued to the Purchaser in exchange for the Shares no less favorable than the rights to be granted the Purchaser pursuant to the Registration Rights Agreement. Notwithstanding the foregoing, the Purchaser and the Company shall enter into the Registration Rights Agreement with respect to the Shares held in escrow pursuant to the Escrow Agreement, if the Company proposes to register any shares of its Common Stock under the Securities Act for its own account in a primary offering prior to the 18-month anniversary of the Closing (as defined in the Call Option Agreement) (such offering, a “Prospective Primary Offering”). In connection with a Prospective Primary Offering, the Purchaser shall be entitled to (a) sell all of the Shares so registered, and (b) receive the proceeds from such sale, provided that a portion of such proceeds equal to $2.29 multiplied by the number of Shares sold in the Prospective Primary Offering, shall be re-deposited into the escrow following such Prospective Primary Offering to be held until the 18-month anniversary of the Closing (as defined in the Call Option Agreement) (and the Company and the Purchaser shall provide the Escrow Agent with joint written instruction for the release of such Shares for sale in connection with a Prospective Primary Offering).

4.7              Repurchase of Shares. The Purchaser agrees to sell to Thomas A. Tolworthy, and Thomas A. Tolworthy agrees to purchase from the Purchaser, the Shares sold pursuant to this Agreement (the “Share Purchase”) if any of the following events occur (each, a “Triggering Event”): (i) the Call Option Agreement has not been executed by all parties thereto on or before September 16, 2014; (ii) the Call Option Agreement has been timely executed by all parties thereto but the Call Option (as defined in the Call Option Agreement) is not timely exercised; or (iii) the Call Option has been timely exercised but the Closing (as defined in the Call Option Agreement) fails to occur in accordance with the terms thereof. The purchase price for the Share Purchase shall be equal to the Purchase Price and paid in immediately available funds. The Share Purchase shall be effectuated within five (5) days after the occurrence of a Triggering Event, and the Escrow Agreement shall provide for the release of the Shares to Thomas A. Tolworthy in the event the Share Purchase is so consummated. The Purchaser, the Company and Thomas A. Tolworthy agree to execute such documentation as is necessary to effectuate the Share Purchase.

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4.8              Purchase Price Adjustment. On the eighteen (18) month anniversary of the Closing (as defined in the Call Option Agreement) (such date, the “Purchase Price Adjustment Date”) (i) if the Shares are publicly traded (provided during the prior sixty (60) day period, there have been a minimum forty-five (45) days on which trading has occurred and the average daily volume of trading over the sixty (60) day period is at least two percent (2%) of the total number of shares of Common Stock available for trading (the “Trading Criteria”)) and the sixty (60) day volume weighted average stock price (the “Adjusted Stock Price”) of such Common Stock is less than $2.29 per share, then the Company shall pay the Purchaser (no later than five (5) days following the Purchase Price Adjustment Date) in cash an amount equal to (A) the difference of $2.29 minus (B) the Adjusted Stock Price multiplied by the number of Shares issued to the Purchaser pursuant to this Agreement and (ii) if the Shares are publicly traded, the Trading Criteria is met and the Adjusted Stock Price is more than $2.29 per share, then the Purchaser shall, at its option, either (x) pay the Company (no later than five (5) days following the Purchase Price Adjustment Date) in cash an amount equal to (A) the difference of the Adjusted Stock Price minus (B) $2.29 multiplied by the number of Shares issued to the Purchaser pursuant to this Agreement or (y) execute a joint written instruction with the Company to the Escrow Agent to cause the release from escrow to the Company of a number of Shares equal to (1) the number of Shares issued to the Purchaser pursuant to this Agreement multiplied by the difference of the Adjusted Stock Price minus $2.29, divided by (2) the Adjusted Stock Price. If, on the Purchase Price Adjustment Date, the Shares are not publicly traded or are publicly traded but do not meet the Trading Criteria, the Adjusted Stock Price shall equal the then fair market value of each Share, as mutually determined by the Purchaser and the Company, and absent such mutual agreement, by an independent valuation firm appointed with the approval of the Purchaser and the Company. The Company shall use its best efforts to cause Parent to assume the obligations of the Company pursuant to this Section 4.8.

Article 5

MISCELLANEOUS

5.1              Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, the Company and the Purchaser shall each pay the fees and expenses of their respective advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party in connection with the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the sale and issuance of the Shares to the Purchaser.

5.2              Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter thereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules. At or after the Closing, and without further consideration, the Company and the Purchaser will execute and deliver to the other such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents.

5.3              Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section prior to 5:00 p.m., New York City time, on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section on a day that is not a Business Day or later than 5:00 p.m., New York City time, on any Business Day, (c) the Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service with next day delivery specified, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

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If to the Company:	Twinlab Consolidation Corporation 632 Broadway, Suite 201 New York, New York 10012 Facsimile: (212) 505-5413 E-mail: rneuwirth@twinlab.com Attention: General Counsel

With a copy (which shall not constitute notice) to:	Wilk Auslander LLP 1515 Broadway New York, New York, 10036 Facsimile: (212) 752-6380 Attention: Joel I. Frank
If to the Purchaser:	2014 Huntington Holdings, LLC c/o Wild, Maney & Resnick, LLP 20 Crossways Park North, Suite 412 Woodbury, New York 11797 Facsimile: 516-364-3717
With a copy (which shall not constitute notice) to:	Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 Facsimile: (212) 715-8000 Attention: James J. Moriarty

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

5.4              Amendments; Waivers; No Additional Consideration. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

5.5              Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

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5.6              Successors and Assigns. The provisions of this Agreement shall inure to the benefit of and be binding upon the parties and their successors and permitted assigns. This Agreement, or any rights or obligations hereunder, may not be assigned by the Company without the prior written consent of the Purchaser (other than by merger or consolidation or to an entity which acquires the Company, including by way of acquiring all or substantially all of the Company’s assets). The Purchaser may assign its rights hereunder in whole or in part to any Person to whom the Purchaser assigns or transfers any Shares in compliance with the Transaction Documents and applicable law, provided such transferee shall agree in writing to be bound, with respect to the transferred Shares, by the terms and conditions of this Agreement that apply to the Purchaser.

5.7              No Third-Party Beneficiaries. Except as set forth in Section 4.4, this Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

5.8              Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, employees or agents) shall be commenced exclusively in the New York Courts. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such New York Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.9              Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Shares for a period of one (1) year from the Closing Date (other than with respect to the representations made in Sections 3.1(b) through 3.1(d), which shall survive indefinitely). The agreements and covenants contained herein shall survive for the applicable statute of limitations.

5.10          Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

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5.11          Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor and achieves that same or substantially the same effect or result, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

5.12          Replacement of Shares. If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and the execution by the holder thereof of a customary lost certificate affidavit of that fact and an agreement to indemnify and hold harmless the Company for any losses in connection therewith. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Shares. If a replacement certificate or instrument evidencing any Shares is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

5.13          Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for a temporary restraining order) the defense that a remedy at law would be adequate.

5.14          Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or the Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.15          Adjustments in Share Numbers and Prices. In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof, each reference in any Transaction Document to a number of shares or a price per share shall be deemed to be amended to appropriately account for such event.

5.16          Waiver of Conflicts. The Purchaser acknowledges that: (a) it has read this Agreement; (b) it has been represented in the preparation, negotiation and execution of this Agreement by legal counsel of its own choice or has voluntarily declined to seek such counsel; and (c) it understands the terms and consequences of this Agreement and is fully aware of the legal and binding effect of this Agreement. The Purchaser understands that the Company has been represented in the preparation, negotiation and execution of this Agreement by Wilk Auslander LLP, Company Counsel, and that Wilk Auslander LLP has not represented the Purchaser or any stockholder, director or employee of the Company in the preparation, negotiation and execution of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGE FOR PURCHASER FOLLOW]

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In Witness Whereof, the parties hereto have executed this Securities Purchase Agreement as of the date first indicated above.

TWINLAB CONSOLIDATION CORPORATION

	By:	/s/ Thomas A. Tolworthy
	Name:	Thomas A. Tolworthy
	Title:	President and Chief Executive Officer

2014 HUNTINGTON HOLDINGS, LLC

	By:	/s/ James A. Maney
	Name:	James A. Maney, CPA
	Title:	Authorized Signatory

ACCEPTED AND AGREED TO
SOLELY AS TO SECTION 4.7:

/s/ Thomas A. Tolworthy
Thomas A. Tolworthy

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EXHIBITS:

A:	Form of Escrow Agreement
B:	Form of Note
C:	Form of Registration Rights Agreement
D-1:	Accredited Investor Questionnaire
D-2:	Stock Certificate Questionnaire
E:	Form of Secretary’s Certificate